STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial: (610) 478-2167
Email: tfd@stevenslee.com
Direct Fax: (610) 988-0828

November20, 2012

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds – India Bank Index Series ClassA
ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The Fund filed a new Prospectus and Statement of Additional Information under rule 485(a) on October22, 2012, to add a new seriesClass A to the original Series, the India Bank Index Fund.  The Staff of the Commission has requested certain revisionsregarding this filing by telephone call to the undersigned.  The Fund intends to address the Staff’s comments as follows:

1.

Language has been added to theShareholder Fees and Operating Expense tables on page 1 of the Prospectus  for the Class A shares, as required by Item 3 of Form N-1A for funds with sales loads.The same required language will also be included in the Prospectus of the Class A shares of the DMS India MidCap Index Series.

2.

The Fund has amended the data in the Example under the Annual Fund Operating Expenses table in the Prospectus to show the one year and three year total expense amounts including the amount of the sales charge applicable to the hypothetical $10,000 investment.  This change will also be made to the Prospectus for the Class A shares of the India MidCap Index Series.

3.

The Fund has inserted the word “annual” in the description of average returns after the chart of returns for the Bank Index in the section About International Investing in the Prospectus.  This change will also be made in the documents for the other Series and Classes of the DMS Funds.

With the changes referenced above, the Fund believes that it has addressed all comments raised by the Staff.Accordingly, the Fund hereby respectfully requests that the Commission grant effectiveness to the Class A filing for the India Bank Index on Monday, November 26, 2012.  If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers

Timothy F. Demers

TFD:mm

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